WorldWater Corp.

Pennington Business Park

55 Route 31 South

Pennington, New Jersey 08534

April 19, 2005

Thomas A. Jones, Esq.

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 0306

Washington D.C.  20549

Re:	WorldWater Corp. (the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-122756

Dear Mr. Jones:

I hereby request acceleration of effectiveness of the above-captioned Registration Statement on Form SB-2 to Friday, April 22, 2005. This request is not time-sensitive and may be performed at anytime on April 22, 2005.

The Registrant hereby acknowledges that:

1.             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James S. Brown

Vice President and Chief
Financial Officer